DAVIS LLP | LEGAL ADVISORS SINCE 1892



FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 67952-00001

September 30, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant/
Paralegal

Encs.

Exemption No.: 82-35102

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **NR10-16** **September 23, 2010**
Shares Issued: 32,942,181

Paragon Samples More High-Grade Gold at the Gold Star Project, Northwest Ontario

- Assays up to 169.0 g/t (4.93 oz/t) gold; Additional claims acquired -

Paragon Minerals Corporation (PGR : TSX-V; "Paragon") is pleased to provide an update on summer exploration activities at its recently acquired Gold Star gold project in northwest Ontario and the wholly-owned South Tally Pond volcanogenic massive sulphide (VMS) project in central Newfoundland. An initial program of geological mapping, prospecting and sampling was carried out at the Gold Star project in August; and systematic prospecting and till sampling was completed on select target areas and unexplored areas on the camp-size land position at the South Tally Pond VMS project. Highlights of the work include:

- Identification of two high priority gold target areas at the Gold Star gold project with assays up to 169.00 g/t gold (4.93 oz/t) and 62.80 g/t gold (1.83 oz/t) from 344 rock grab samples.
- Two new, prospective VMS alteration zones outside of the Lemarchant massive sulphide discovery at the South Tally Pond VMS project.

The following is a summary of work completed and available results.

Gold Star gold project

Paragon controls 100% of a large property package (6,137 hectares) covering an Archean-aged greenstone belt at its Gold Star property, located in NW Ontario. Prospecting and geological mapping at the Gold Star property in August led to the identification of two key gold exploration areas: the Northeast Arm deformation zone and the Thomas Lake-Mine Lake Area.

The **Northeast Arm deformation zone** is a five-kilometre wide, north-northeast striking, composite deformation zone that extends below the northeast arm of Sturgeon Lake and adjacent to the historic Powell, Davidson-Carr and Y-Island gold prospects (see map). The deformation zone is well exposed on a series of small islands between and south of the historic gold prospects and shows strong variability from moderate to intensely deformed and altered volcanic rocks.

Prospecting along the deformation zone returned high-grade gold values with assays up to 169.00 g/t gold (4.93 oz/t) obtained from historic pits in the Powell prospect area. Newly identified gold-bearing quartz veins with assays up to 3.83 g/t gold (0.11 oz/t) and 5.14 g/t gold (0.15 oz/t) were identified 350 and 500 metres east of the Davidson-Carr gold prospect. To the south, sampling at the west-end of Y-Island returned 44.00 g/t gold (1.28 oz/t) from a 0.5 metre wide quartz vein zone. The vein zone has been traced over a strike length of 100 metres in this area and, according to government assessment records has been tested by only one historic drillhole.

Gold mineralization is interpreted to be associated with major shear zones along the Northeast Arm deformation zone, where older northeast trending (D1) shearing is overprinted by younger near parallel (D2) shears. The later D2 structures are typically marked by increased shear fabric and moderate to intense development of iron carbonate, pyrite and sericite alteration. The historical gold prospects in this area are believed to be flanking the main D2 structural trend which is interpreted to extend below the northeast arm of

Sturgeon Lake as evidenced by the intensely sheared island outcrops in the lake. The more altered shear zones are generally more recessively eroded and form topographic lows. It is these zones of intense alteration that form the more interesting targets to host gold mineralization.

The **Thomas Lake-Mine Lake Area** is a large (2.0 x 1.5 km) mineralized area that is host to multiple gold bearing quartz vein zones that include the Thomas Lake, Mine Lake, Mine Lake North, Stewart-Contact Zone and Wagon Road gold prospects. Historical work in area (1920's to 1940's) included trenching and numerous test pits, two shallow shafts and some limited underground development at Mine Lake and Stewart-Contact Zone gold prospects. Reported historic diamond drilling in the area is limited to 17 shallow drillholes (1,078 metres), with a majority of the drillholes completed at the Mine Lake and Mine Lake North prospects. No drilling has been completed at the Thomas Lake or Stewart-Contact Zone gold prospects. Assay results from the historic drilling were not reported.

The prospecting and mapping program focused on all five historical prospects and the surrounding host area. Coarse visible gold was observed in a 2-metre wide composite quartz vein zone at the Thomas Lake prospect. Grab samples from the quartz vein zone assayed up to 62.80 g/t gold (1.83 oz/t). Sampling of the historic pits at the Mine Lake gold prospect and Stewart-Contact Zone prospect returned assays of up to 29.00 g/t gold (0.84 oz/t) and up to 17.75 g/t gold (0.52 oz/t), respectively.

The vein zones are interpreted to have developed within several, north striking, early-stage (D1) shear zones that are similar in style to the later D2 shear zones affecting the Northeast Arm deformation zone. The shear zones are marked by intense iron carbonate, pyrite and sericite alteration in mafic and felsic volcanic rocks over several 10's of metres wide. The D2 shearing, present in the Powell Davidson-Carr area, does not seem to have a significant role in this area.

Given the high-grade gold exploration potential in this area, Paragon has further expanded its property holdings in this area and has optioned the adjacent Sturgeon Supreme property from a local prospector. Paragon can earn a 100% interest in the property by making cash payments totaling $52,500 and issuing 110,000 PGR shares over a four year period. Paragon has granted a 2% NSR to the property vendor, 1% of which is purchasable for $1 MM. Paragon has the right of first refusal on the remaining 1%. The agreement is subject to regulatory approval.

Further exploration work including trenching and ground geophysics is being planned for the Gold Star project leading to the development of drill targets.

South Tally Pond VMS Project, central Newfoundland

Paragon completed an 8-week program of systematic prospecting and till sampling on select target areas and less explored areas on the South Tally Pond VMS project in June and July, 2010. A total of 296 rock samples, 27 regional stream silt samples and 44 till samples were collected during the program.

Prospecting and lithogeochemical sampling resulted in the discovery of **two previously unrecognized VMS hydrothermal alteration zones** that have strong similarities to the Lemarchant prospect and Duck Pond deposits. The two alteration zones occur within the lesser explored Gills Pond area, located between the Duck Pond Mine and the Lemarchant discovery prospect. The altered felsic and mafic volcanic rocks host elevated copper, lead, zinc sulphide mineralization with local semi-massive occurrences of pyrite (iron-sulphide). Assay results of up to 9550 ppm copper, 550 ppm lead, 480 ppm zinc, 206 ppb gold and 5.5 g/t silver are reported. Hangingwall mafic volcanic rocks from one alteration zone assayed elevated base metals up to 520 ppm copper, 1200 ppm lead, 1600 ppm zinc, 287 ppb gold and 4.7 g/t silver. The altered zones are coincident with airborne EM geophysical conductors from an airborne survey completed by Noranda in the 1980's.

Paragon would like to thank the Government of Newfoundland and Labrador for partial funding of the 2010 winter diamond drilling program at the Lemarchant Prospect through the Junior Exploration Assistance Program.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon is exploring an exceptional portfolio of gold and base metal properties through company-funded and partner-funded exploration. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery near a producing copper-zinc mine in central Newfoundland. With the recent acquisition of the Gold Star gold project in Ontario, the Company has added a significant high-grade gold target to its property portfolio. Additional information on Paragon and its properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Qualified Person – *David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Rock samples from the Gold Star project were analysed for gold at ALS Minerals of North Vancouver, BC. Rock samples from the South Tally Pond project were analysed for Au, Ag, Cu, Pb and Zn by Eastern Analytical in Springdale ,NL. The reader is cautioned that rock grab samples may not be representative of the mineral zones sampled.*

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*


670000
670000
560000
560000
550000
550000
N
Gold Star Project
Thunder Bay
Toronto
Property Geology (after Trowell, 1983)
Mafic Volcanics
Felsic to Intermediate Volcanics
Metasediments
Mafic to Ultramafic Intrusives
Granite Batholith
Monzonite-Trondhjemite Rocks
Sturgeon Narrows Alkalic Complex
Squaw Lake Alkalic Complex
Composite Shear Zone
Key Gold Occurrences
Historic Drillholes
NORTHEAST ARM CREEK
THOMAS LAKE
MINE LAKE NORTH
WAGON ROAD
STEWART-CONTACT ZONE
MINE LAKE
NORTHERN LIGHT
POWELL
DAVIDSON-CARR
Y ISLAND EAST
RICHELIEU
Y ISLAND WEST
St. Anthony Gold Mine (past producer)
Northeast Arm
Squaw Lake
MORGAN ISLAND
RAINBOW ISLAND
OZ ISLAND
0 1 2 4
Kilometers
Paragon Minerals Corporation
Gold Star Gold Project
GOLD OCCURRENCES
Drawn by: PGR
NTS: 052J/02
Figure:
Scale: 1:80,000
Datum: NAD83 Zone15
Sept. 23, 2010

Date: September 30, 2010

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	N/A
	(i) Audited annual financial statements and auditors' report thereon and	
	(ii) Management's Discussion and Analysis	
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	September 23, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	September 23, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A